SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

Seelos Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03832V307

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 03832V307
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 564,287 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 564,287 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 564,287 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 2.0%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No: 03832V307
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 207,142 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

	(6)	Shared Voting Power 564,287 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

	(7)	Sole Dispositive Power 207,142 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

	(8)	Shared Dispositive Power 564,287 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 771,429 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 2.67%

(12)	Type of Reporting Person (See Instructions) IN; HC

CUSIP No: 03832V307

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed on June 16, 2017 and amended on February 14, 2018 (the “Original Schedule 13G”) with respect to the Common Stock, $0.0001 par value (the “Common Stock”) of Seelos Therapeutics, Inc. (formerly Apricus Biosciences, Inc.), a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates each of Item 4 and Item 5 in its entirety as set forth below. The amounts presented herein are prior to the reverse stock split and merger which were consummated in January 2019.

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 28,167,329 shares of common stock outstanding as of October 29, 2018, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 31, 2018, and includes the exercise of the reported warrants (the “Reported Warrants”).

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held Reported Warrants to purchase 564,287 shares of Common Stock and Iroquois Capital Investment Group LLC (“ICIG”) held Reported Warrants to purchase 207,142 shares of Common Stock. Mr. Abbe and Ms. Kimberly Page share has the authority and responsibility for the investments made on behalf of Iroquois Master Fund. Mr. Abbe has the authority and responsibility for the investments made on behalf of ICIG. Iroquois is the investment manager for Iroquois Master Fund and Mr. Abbe is President of Iroquois. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of Iroquois Master Fund and Mr. Abbe hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 10.    Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, Authorized Signatory

/s/ Richard Abbe
Richard Abbe